

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2018

Mark McCamish, M.D, Ph.D.
President and Chief Executive Officer
Forty Seven, Inc.
1490 O'Brien Drive, Suit A
Menlo Park, CA
94025

> **Re: Forty Seven, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 1, 2018**
> **File No. 333-225390**
> **Amendments No. 2 and 3 to DRS on Form S-1**
> **Submitted on May 14, 2018 and May 22, 2018**
> **File No. 377-01987**

Dear Dr. McCamish:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Prospectus Summary
5F9 in Combination with Therapeutic Cancer Antibodies, page 3

1. Please expand your revised disclosure in the last paragraph in this section and the corresponding disclosure in the Business section to explain your statement that 9 patients had stable disease as their "best response." In addition, please clarify that the patients are

       still participating in the ongoing trial.

2.   We note your revised disclosures in the second paragraph regarding clinical data for your ongoing Phase 1b/2 combination trial. Please balance this disclosure by explaining that as of April 2018, the median duration of response had not been reached for either Phase 1b DLBCL or FL patients.

5F9 in B-cell Non-Hodgkin's Lymphoma, page 80

3.   We note your statement on page 81 that as of April 2018, "the median duration of response had not been reached for either Phase 1b DLBCL or FL patients." Please clarify what the "median duration of response" is and how it was determined.

License and Collaboration Agreements, page 96

4.   Please explain the basis for your determination that your agreements with Merck and Genentech are not required to be filed as exhibits.

5.   Please revise the description of your agreement with Merck to quantify the "limited time after our delivery" to which you have agreed to work exclusively with Merck and the "set period of time" following the provision of the final clinical study report at which time the agreement will expire.

Balance Sheets , page F-3

6.   Please delete the December 31, 2017 pro forma balance sheet since it is superceded by the March 31, 2018 pro forma balance sheet on F-23.

Notes to the Financial Statements
7. Convertible Preferred Stock
Voting Rights, page F-16

7.   If true that the rights described in the discussion in the second paragraph herein relate to changes to the Company's board composition during the three months ended March 31, 2018 as referred to in Note 6. Convertible Preferred Stock on F-30, please move the discussion to there, and provide a discussion herein that is relevant to the classification of the convertible preferred stock as of December 31, 2017. If not true, please explain.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jacob Luxenburg at 202-551-2339 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance

cc: John McKenna